Exhibit 99.1

PROXY STATEMENT

PROXY STATEMENT
2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NICE is a leading global enterprise software provider that enables organizations to improve customer experience, drive business performance, ensure compliance and fight financial crime.

Our mission is to provide organizations with the confidence in making the right business decisions based on accurate, relevant and insightful information.

We help companies understand their customers and predict their needs, optimize their workforce to drive greater efficiency and identify suspicious behaviour to prevent financial crime.

We do this by capturing customer interactions and transactions across multiple channel and sources. We then apply best-in-class analytics to this data to provide real-time insight and uncover intent. Our solutions allow organizations to operationalize this insight and embed it within their daily business processes.

Today, more than 20,000 organizations in over 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. These organizations span all major industries, including banking, telecommunications, insurance, retailers, travel and more.

2015 was a very successful year for NICE on multiple fronts: we achieved $927 million in revenues and further improvement in profitability in 2015 and further improvement in profitability, which was marked by reaching a 25.4% Non-GAAP operating margin for 2015 (all figures are pro-forma, taking into account the divestiture of the Cyber and Intelligence Division and the Physical Security Division). We also reported record cash flow from operation of $245 million in 2015 and saw the continued delivery of new, innovative products and solutions to our customers. It was also a year of transformation and increased strategic focus that manifested itself in the divesture of our Cyber and Intelligence division and the Physical Security division.

March 23, 2016

Dear Shareholder,

You are cordially invited to attend the 2016 Annual Meeting of Shareholders of NICE-Systems Ltd., to be held at NICE's executive offices at 13 Zarchin Street, Ra’annana 4310602, Israel, on Tuesday, May 17th, 2016, at 15:00 local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. NICE’s Board of Directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of NICE ADSs will receive voting instruction cards from JP Morgan Chase Bank, N.A., the depositary of the ADSs, which will enable them to instruct JP Morgan Chase Bank, N.A. on how to vote the NICE ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

We urge all of our shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.

Sincerely,
Barak Eilam
Chief Executive Officer

NICE-Systems Ltd.
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NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS
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TO BE HELD ON MAY 17, 2016

Notice is hereby given that the 2016 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE-Systems Ltd. (the “Company” or “NICE”) will be held on Tuesday, May 17th, 2016, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel, for the following purposes:

1.	To elect five (5) directors (excluding “outside directors”) to the Board of Directors of the Company;
2.	To elect two (2) outside directors to the Board of Directors of the Company;
3.	To amend the Company’s Memorandum and Articles of Association;
4.	To approve the grant of options and restricted share units to the Company's non-executive directors;
5.	To approve certain amendments to our Chief Executive Officer’s compensation;
6.	To re-appoint the Company’s independent auditors and to authorize the Company’s Board of Directors to fix their remuneration; and
7.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2015.

Approval of matters 1, 3, 4 and 6 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon.  Approval of matters 2  and 5 will require the affirmative vote of a majority of the shares present, in person by proxy or by electronic voting, and voting on the matter; provided that either the shares voted in favor of such resolutions include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law”) or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company.

Shareholders of record at the close of business on April 11, 2016, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker. Alternatively, you may vote ordinary shares of the Company electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than March 31, 2016. For more information about shareholder proposals, please see Article 18 of the Company's Articles of Association. Should changes be made to any proposal after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K and with the ISA.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors or pursuant to the authorization of the Board of Directors, or in the case of shareholders voting ordinary shares of the Company electronically via MAGNA (as described above) at least six hours before the Meeting.

By Order of the Board of Directors, Yechiam Cohen Corporate Secretary

Date: March 23, 2016

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS Table of Contents

NICE-Systems Ltd.

13 Zarchin Street, Ra’annana, Israel

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PROXY STATEMENT
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2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADRs (collectively, the “Shares”) of NICE-Systems Ltd. (“Nice” or the “Company”) at the close of business on April 11, 2016, in connection with the solicitation by the Board of Directors of proxies for use at the 2016 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, May 17th, 2016, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and JP Morgan Chase Bank, N.A., as Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADRs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the Board of Directors of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Deposited Securities with respect to any matter with respect to which shareholders are required by law to indicate whether or not they have a personal interest or as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Deposited Securities, or (y) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors or pursuant to the authorization of the Board of Directors, or in the case of shareholders voting electronically via MAGNA (as described above), at least six hours before the Meeting.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2015, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for 2015 on Form 20-F, which was filed with the SEC on March 23, 2016.

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to Nice-Systems Ltd., 13 Zarchin Street, Ra’annana, Israel, Attn.: Yechiam Cohen, Corporate Secretary no later than April 21, 2016. Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on April 11, 2016, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On March 10, 2016, the Company had 71,439,997 issued Shares, out of which 59,498,331 are outstanding and 11,941,666 are treasury shares repurchased by the Company. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company’s Shares.

Name	Number of Shares		Percent of Shares Beneficially Owned (1)
Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206, USA	3,826,621	(2)	6.4%

Psagot Investment House Ltd. 14 Ahad Ha’am Street Tel Aviv 65142, Israel	3,645,806	(3)	6.1%

IDB Development Corporation Ltd. The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel	3,481,910	(4)	5.9%

Massachusetts Financial Services Company 111 Huntington Avenue Boston, Massachusetts 02199, USA	3,356,795	(5)	5.5%

Migdal Insurance & Financial Holdings Ltd. 4 Efal Street; P.O. Box 3063 Petach Tikva 49512, Israel	3,245,107	(6)	5.4%

Harel Insurance Investments & Financial Services Ltd. Harel House 3 Abba Hillel Street Ramat Gan 52118, Israel	3,198,207	(7)	5.4%

(1)	Based upon 59,498,331 ordinary shares issued and outstanding as of March 10, 2016.

(2)	This information is based upon a Schedule 13G filed by Janus Capital Management LLC with the SEC on February 16, 2016.

(3)
These securities are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: 1,671,758 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 1,132,461 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 673,303 ordinary shares are held by provident funds managed by Psagot Provident Funds and Pension Ltd., 158,575 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 26,100 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above) and 9,709 ordinary shares are held by Psagot Insurance Company Ltd.  Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd.   This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 15, 2016.

(4)
Of these securities, IDB Development Corporation Ltd. (“IDB”) disclaims ownership of 3,479,410 ordinary shares reported as owned by Clal Insurance Enterprises Holdings Ltd. (“Clal”) and 2,500 ordinary shares are reported as held by Bayside Land Corporation Ltd., an indirect subsidiary of IDB. The 3,479,410 ordinary shares reported as beneficially owned by Clal, (i) include 139,236 ordinary shares are beneficially held for its own account, and (ii) are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. This information is based upon a Schedule 13G/A filed by IDB and Clal with the SEC on February 16, 2016.

(5)
These securities consist of (i) American Depositary Shares that can be converted to ordinary shares and (ii) ordinary shares. This information is based upon a Schedule 13G/A filed by Massachusetts Financial Service Company with the SEC on February 11, 2016.

(6)
Of these securities, (i) 3,110,502 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Reporting Person, according to the following segmentation: 1,598,555 ordinary shares are held by profit-participating life assurance accounts, 1,164,822 ordinary shares are held by provident funds and companies that manage provident funds, and 347,125 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 134,605 are beneficially held for their own account (Nostro account). This information is based upon a Schedule 13G filed by Migdal with the SEC on February 10, 2016.

(7)
Of these securities, (i) 2,893,491 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Harel Insurance Investments & Financial Services Ltd. ("Harel"), each of which subsidiaries operates under independent management and makes independent voting and investment decisions; (ii) 172,610 ordinary shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts and (iii) 132,106 ordinary shares are beneficially held for its own account. This information is based upon a Schedule 13G filed by Harel with the SEC on January 28, 2016.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s articles of association, the Board of Directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company’s shareholders. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect five (5) members to the Board of Directors, aside from the two outside directors of the Company. All the nominees for election qualify as “independent directors”, as provided below.

The Company’s Board of Directors wishes to be comprised of a balanced combination of experienced directors who are familiar with the Company’s business and practices, namely Messrs. David Kostman and Rimon Ben-Shaul, and three relatively new members who bring global perspectives to the Board and provide industry acumen and expertise, namely: Messrs. Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph Cowan. In addition, we have three outside directors, two of whom are familiar with the Company and one who is a relatively new member, appointed as mandated by the Israeli Companies Law. This combination positions the Board with the right mixture for addressing the next challenges the Company may face and lead it to the continuation of its success. The Company will continue in the future to enhance the capabilities of its Board, seeking new members who may bring global experience, particularly in the hi-tech arena, along with experience in the markets in which we operate.

The Company’s Board of Directors is currently comprised of eight (8) directors, including three (3) outside directors. The Company’s Nominating Committee, Internal Audit Committee and Board of Directors have proposed the following five (5) nominees as the slate of directors (besides the three outside directors, two of which are standing for election pursuant to Item 2 below) to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s articles of association and applicable law: Mr. David Kostman (Chairman), Mr. Rimon Ben-Shaoul, Mr. Yehoshua (Shuki) Ehrlich, Mr. Leo Apotheker and Mr. Joseph Cowan.

As previously approved at our 2015 annual general meeting of shareholders, each non-executive director, including each outside director, shall be entitled to an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended, and $1,000 for each Board committee meeting attended (or 60% thereof, respectively, for a meeting designated as a telephonic meeting) (in each case paid in U.S. dollars or in NIS based on the exchange rate on the date of the approval by shareholders), subject to additional value added tax, as applicable. In addition, our shareholders approved a supplemental annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $116,853), subject to adjustment for changes in the Israeli consumer price index after September 2012. Also, as previously approved at our 2012 annual general meeting of shareholders, each director of the Company is covered by the Company’s current directors and officers liability insurance policy, as approved by the shareholders at the 2012 and 2015 annual general meetings and directors and officer’s indemnification of up to the maximum amount permitted by law, all in accordance with any applicable law and the Company’s articles of association. See Item 3 below for details regarding the equity-based compensation of the Company's non-executive directors.

None of the nominated directors have any relationship with the Company. Our Nominating Committee, Internal Audit Committee and Board of Directors determined that, all of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules and all of the nominees, excluding the Chairman, qualify as “independent directors” pursuant to regulations under the Israeli Companies Law.

The following information is supplied with respect to each director nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

David Kostman has served as one of our directors since 2001, with the exception of the period between June 2007 and July 2008, and as our Chairman of the Board since February 2013. Mr. Kostman is currently Executive Chairman of Nanoosh LLC. He recently served on the board of directors of publicly traded Retalix Ltd., which was acquired by NCR Corporation, and serves on the board of directors of Outbrain, Inc. and ironSource Ltd. From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers (1994-2000) focusing on the technology and Internet sectors and NM Rothschild & Sons (1992-1993), focusing on M&A and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Rimon Ben-Shaoul has served as one of our directors since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Mr. Ben-Shaoul also serves as a director of MIND C.T.I. Ltd. and several private companies, and served as a director of BVR Systems Ltd. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a member of the executive board of Israel Venture Network and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Formerly, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from the Tel Aviv University.

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker was the Managing Partner and co-founder of efficiency capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard Company. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of KMD, one of Denmark’s leading IT and software companies, as well as a member of the boards of several international companies including Schneider Electric SA and Steria. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. Mr. Cowan has been the CEO and director of Epicor since October 2013. During 2013 Mr. Cowan served as President of DataDirect Networks, Inc., and from 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. Since 2009, he has served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Executive Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2014. Mr. Cowan has also served on the boards of various publicly traded companies, including Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds a M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

It is proposed that at the Meeting the following resolutions be adopted:

1.A.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.B.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.C.	“RESOLVED, that Mr. Yehoshua (Shuki) Ehrlich be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.D.	“RESOLVED, that Mr. Leo Apotheker be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.E.	“RESOLVED, that Mr. Joseph (Joe) Cowan be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy (or, with regards only to Shares held in Tel Aviv Stock Exchange, by electronic voting), and voting on the matter, is required for the approval of the election of each nominee.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 2

ELECTION OF OUTSIDE DIRECTORS

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law to appoint at least two outside directors. Pursuant to the Israeli Companies Law, the outside directors are elected by the shareholders for three-year terms. All of the outside directors of a company must be members of its internal audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to exercise powers of the board of directors must include at least one outside director.

The Company currently has three outside directors, Mr. Dan Falk, Ms. Yocheved Dvir and Ms. Zehava Simon. Mr. Falk and Ms. Dvir were elected for an additional three year term by the shareholders of the Company at the Annual General Meeting that took place on August 27, 2013, effective as of January 1, 2014, and Ms. Simon was elected for her first three year term by the shareholders of the Company at the Annual General Meeting that took place on July 9, 2015 with immediate effect. Mr. Falk is currently serving a fifth term as outside director and Ms. Dvir is currently serving a third term as outside director. Our Nominating Committee and Board of Directors resolved to recommend that our shareholders elect Mr. Dan Falk and Ms. Yocheved Dvir as outside directors for an additional term of three years.

The reasons underlying this resolution include Mr. Falk’s and Ms. Dvir’s vast business experience and financial expertise, which is summarized below, and their knowledge of the Company, its markets and related fields of operations. Furthermore, Mr. Falk has been serving as the chair of the compensation committee of the Board, and Mr. Dvir has been serving as the chair of the internal audit committee of the Board. The entire Board sees great value in their continuing leading such roles, especially when there is general focus on compensation issues and corporate governance issues by regulators and shareholders. The nominations committee, internal audit committee and board of directors believe that Mr. Falk’s and Ms. Dvir’s continued service as outside directors is in the best interests of the Company.

To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its “affiliates,” as such terms are defined in the Israeli Companies Law. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director.  The Company’s Internal Audit Committee has determined that Mr. Falk and Ms. Dvir fully meet these qualifications.

As stated above, Mr. Falk’s and Ms. Dvir’s current three year term will end on December 31, 2016. The nominating committee, internal audit committee and Board of directors resolved to recommend that pursuant to the Companies Law and the Company’s Articles of Association, Mr. Falk’s and Ms. Dvir’s re-election will become effective on January 1, 2017.

Pursuant to a previous resolution of the shareholders of the Company, Mr. Falk and Ms. Dvir, as outside directors, shall be entitled to receive compensation identical to that granted to the other non-executive directors from time to time, namely, the annual and per meeting fees, equity grants, as well as to directors and officers indemnification and liability insurance, as approved by the shareholders of the Company, and as may be amended from time to time. See Item 1 and 3 herein for details regarding the cash and equity-based compensation of the Company's non-executive directors, including outside directors. Changes from time to time in the aforementioned compensation terms during a term of service as an outside director shall be in accordance with applicable laws and regulations.

A brief biography of the nominee is set forth below:

Dan Falk has served as one of our statutory outside directors since 2001.  From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President.  From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.  Mr. Falk also serves as the Chairman of AVT-Advanced Vision Technology Ltd., and serves on the board of directors of Orbotech Ltd., Ormat Technologies Inc. and Attunity Ltd. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University, Jerusalem.

Yocheved Dvir has served as one of our statutory outside directors since January 2008.  Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives that were being founded.  Ms. Dvir also serves on the board of directors of Alrov Real Estate, Visa Cal, Endey Med and Psagot Bituach. She recently served on the boards of Trendline Business Information & Communications Ltd., Menorah Insurance Company Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co.  Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group.  Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office (1989-1992), Head of the Group’s General Insurance Division and Corporate Office (1993-1997), Group CFO (1997-1999), Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager (2000).  Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and completed studies towards a second degree in Statistics from the Hebrew University of Jerusalem.

It is proposed that at the Meeting the following resolutions be adopted:
2.A.	“RESOLVED, that Mr. Dan Falk be elected to a three-year term as outside director of the Company, effective as of January 1st, 2017.”
2.B.	“RESOLVED, that Ms. Yocheved Dvir be elected to a three-year term as outside director of the Company, effective as January 1st, 2017.”

Required Vote

Under the Israeli Companies Law, the election of an outside director requires the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter; provided that the shares voted in favor of the election include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, except for a personal interest that is not a result of such shareholder's relation to the "controlling shareholders", pursuant to the requirements and as defined under the Israeli Companies Law, or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have such a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate, prior to the voting at the Meeting, whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution as a result of a relationship with a controlling shareholder. Otherwise, the votes of such shareholder may not be counted.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. The Company is not currently aware of any “controlling shareholder,” as defined under the Israeli Companies Law, and therefore expects that none of its shareholders have a personal interest with respect to proposals 2.A. and 2.B. as a result of a relationship with a controlling shareholder.

Under the Israeli Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our Shares.

In the enclosed form of proxy/voting card, ADS holders are required to indicate whether or not they are a controlling shareholder or have a personal interest in this proposal. If you have a question as to whether or not you are a controlling shareholder or have a personal interest, please contact the Company's Corporate Secretary and General Counsel, at +972-9-775-3911 or yechiam.cohen@nice.com for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE and who wish to vote electronically via MAGNA, the electronic voting system of the ISA, should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 3

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company proposes to adopt at the Meeting an amendment to its Memorandum and Articles of Association, as described below.  Following the approval of the proposed amendment, the Company will accordingly restate its Memorandum and Articles of Association.

Amendment of the Company's English and Hebrew Name

According to our Memorandum and Articles of Association, our English name is "NICE-Systems Ltd." and our Hebrew name is "נייס סיסטמס בע"מ". Following the sale of NICE’s Cyber and Intelligence and Physical Security business unit, the Company has completed its transformation into a pure software company. Our global brand is NICE, so is our ticker, and we are known around the world as ”NICE”. The Company’s current name does not reflect this change and our brand, and therefore our board of directors has resolved to change our English and Hebrew name, so that the word "Systems" will be deleted. In the event that the proposed change of name is not approved by the Israeli Registrar of Companies, our Chairman of the board of directors will be authorized to select a different name containing the name “NICE” in combination with another word or expression or to leave the name unchanged (both with respect to the name in English and Hebrew).  At the Meeting, the shareholders will be asked to approve this amendment to our Memorandum and Articles of Association.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s Memorandum and Articles of Association be amended so that the English name in the title will change from “Nice-Systems Ltd.” to “NICE Ltd.”, and the Hebrew name in the title will change from “"נייס סיסטמס בע"מ to "נייס בע"מ", or as the Chairman shall determine as stated in Item 3 of the Proxy Statement”.

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on the matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of these proposed resolution.

ITEM 4

APPROVAL OF A GRANT OF OPTIONS AND RESTRICTED SHARE UNITS TO THE
COMPANY'S NON-EXECUTIVE DIRECTORS

The Company’s Compensation Policy for executive officers and Directors (the "Compensation Policy") authorizes equity grants to members of the Board of Directors of the Company. The grant of equity based awards to directors of the Company, although granted under an existing option plan of the Company, requires shareholders’ approval pursuant to the Israeli Companies Law.

As an incentive for their contribution and efforts as directors of the Company, and based on the comparison to compensation granted to directors of comparable companies according to a benchmark prepared using publicly available data of peer companies in our industry on a global basis, which were selected pursuant to a survey prepared in 2014 by Radford, an international compensation surveying company (the "Benchmark"), and in line with our practice in the last few years, the Company’s Compensation Committee and Board of Directors have approved, and resolved to recommend that our shareholders approve, an annual equity grant to our non-executive directors serving in 2016 as follows (which is identical to the grant approved by the shareholders at the 2015 annual shareholder meeting):

(a)
To grant to each of the directors (other than the Chairman) (i) options to purchase 6,000 Shares at an exercise price equal to the “Market Value” (as defined below) (the “Market-Value Options”) and (ii) 1,500 Par-Value Options or restricted share units (“RSUs”) (based on jurisdiction); and

(b)	To grant to the Chairman: (i) 18,000 Market-Value Options, and (ii) 3,000 RSUs.

The Board of Directors has resolved to recommend that our shareholders approve the above grant of equity awards to each of our directors elected at the Meeting and to each of the Company's outside directors (currently serving and elected at the Meeting).  Pursuant to a resolution of the shareholders from the Company’s 2007 annual shareholders meeting, the outside directors receive equity compensation identical to that granted to other non-executive directors of the Company from time to time.

To the extent that the “Equity Value” (as defined under the Compensation Policy) of the grants exceeds the maximum cap set under the Compensation Policy (i.e., US$ 200,000) and with respect to our Chairman, three times this amount (the "Cap")), then the equity grants recommended above shall not exceed the Caps and be reduced while maintaining the same ratio between Market-Value Options and RSUs (with fractional units resulting from such reduction being rounded downwards).

The Market-Value Options will vest in four equal three-month installments over twelve months as of the date of grant (which will be the date of approval by the shareholders), and the Par-Value Options or RSUs will vest upon the earlier of either (i) twelve months from the date of approval by the shareholders, or (ii) the date of the next annual meeting of shareholders, provided that such director is still a director of the Company on the applicable vesting date. Any future equity grants to our directors will be brought to the Company’s shareholders for approval.

The above proposed equity grant is recommended by our Compensation Committee and our Board after considering the guidelines of our Compensation Policy and other required elements pursuant to the Israeli Companies Law, and taking into consideration the Benchmark with respect to compensation granted to members of boards of directors of comparable companies.

The equity awards will be granted on the date of the Meeting, if approved by our shareholders, under the Company’s 2016 Share Incentive Plan (the “2016 Plan”). The exercise price of the Market-Value Options will be equal to the average closing price per share of one ADR of the Company as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant (the “Market Value”). The Par-Value Options or RSUs shall have an exercise price of NIS 1.00 per share, which is the par value of each Share. The expiration date of the options shall be six years from the date of grant.

All of the terms of the Market-Value Options and Par-Value Options or RSUs not specifically set herein, shall be in accordance with the 2016 Plan.

Out of the pool of Shares authorized for issuance under the Company’s equity based compensation plans during calendar year 2016, the Company has granted 227,206 awards to date. As of March 10, 2016, a total of 3,091,116 options and RSUs were outstanding under the Company’s share based compensation plans, which constitute approximately 5.2% of the issued and outstanding share capital of the Company as of such date. The Company’s calculation shows that even assuming that the entire remainder of the authorized pool of equity based compensation for 2016 were to be granted, which allows for the issuance of up to 1,856,222 additional awards (including the grants proposed in hereunder in Items 4 and 5 of the Proxy Statement), the total aggregate number of equity awards, including the already outstanding grants and the grants made this year, on a fully diluted basis (also consisting of 173,860 restricted share units and options assumed on March 23, 2016, as a result of an acquisition), would constitute less than 10% of our issued and outstanding share capital as of March 10, 2016.

The Board of Directors believes that this proposal is in the best interest of the Company, as it aligns the interests of our directors with those of our shareholders and recognizes the time, attention, and expertise required by each of the directors.

In addition to the proposed equity compensation discussed above, each of the Company's directors (including outside directors) would be entitled to compensation as described above in Item 1.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed grants of Market-Value Options and RSUs to the directors pursuant to the terms as set forth in Item 4 of the Proxy Statement, be, and the same hereby is, approved.”

Required Vote

Under the Israeli Companies Law, approval of director compensation that is consistent with the existing compensation policy requires the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

APPROVAL OF CERTAIN AMENDMENTS TO THE COMPENSATION OF OUR CEO

Background

Pursuant to the Israeli Companies Law, in general, the terms of office and employment of our Chief Executive Officer (“CEO”) should generally be consistent with the Compensation Policy and should be, approved by the Compensation Committee, Board of Directors and shareholders of the Company, as further detailed below.

The terms of employment of our CEO, Mr. Barak Eilam, were approved by the shareholders on May 27, 2014 and were amended by the shareholders on July 9, 2015.

US Employment

Recently, NICE’s CEO, Mr. Barak Eilam, has accepted the Board of Directors’ request and relocated with his family to the United States.

Due to the relocation, the Compensation Committee and the Board of Directors, reviewed Mr. Eilam's existing terms of employment and considered appropriate modifications and adaptations to US standards and practices, approving, and recommending to our shareholders to approve, the following amendments, which, if approved, will be effective as of January 1, 2016:

Base Salary - Mr. Eilam's monthly base salary will be set at $52,083 (instead of $40,000). In addition, Mr. Eilam will be entitled to certain customary benefits for US based executives of the Company (including those mandated by local applicable law). The suggested base salary is in line with the salaries of chief executive officers of US based peer companies (as further detailed below) and is an appropriate increase, taking into consideration, among other factors, that the benefits provided to Israeli executive employees, including those mandated by Israeli laws - are considerably more valuable than those customary in the US (for example, higher pension contributions, a “study fund” contribution and a leased car) and that Mr. Eilam will not be entitled to such benefits as a US based employee. Thus, a considerable portion of the suggested increase in the base salary reflects the difference in the value of Mr. Eilam's benefits as a US based employee.

Annual Cash Bonus - Mr. Eilam is entitled, according to the three year plan for the years 2014-2016 already approved by the shareholders at the 2014 annual shareholders meeting, to an annual cash bonus (CEO MBO Payment), based on achievement of certain performance targets, with the annual target amount set at 100% of his annual base salary. It is suggested, in line with the Company's current practice and following the review of the benchmark (as discussed below), to continue the existing arrangement, and that the annual target amount shall be 100% of Mr. Eilam's amended annual base salary. In our 2014 proxy statement, in addition to the overall 200% CEO MBO Payment cap, a cap was set for overachievement of the financial targets (operating profits and revenues). Our Board of Directors now recommends to remove these additional sub-caps set for such financial targets, provided however that: (a) both revenue and the profit performance exceed the 100% target; and (b) the general cap set for the CEO MBO Payment remains 200% of his annual base salary (as previously approved by our shareholders).

Separation Terms - Mr. Eilam’s severance payment shall emulate his existing arrangement - whereby upon termination by the Company of Mr. Eilam's employment (other than “for Cause”), Mr. Eilam will be entitled to a payment equal to his then current monthly base salary for each of the years of his employment by the Company, including the years prior to his appointment as our CEO (and pro-rata for any part of the year), deducting any payments or contributions on his behalf already made in connection with severance payments in the past.

As a payment of one month's salary for each year of employment is mandatory under Israeli law, and therefore excluded from the term 'separation package' as defined under our Compensation Policy, Mr. Eilam's existing separation terms are in line with our Policy. However, due to the move to the US and subjection to US employment practices, the existing severance payment arrangement is no longer mandatory and will therefore no longer be excluded from our Policy's cap. Accordingly, and as our CEO has worked in the Company in various positions for an extensive period of over 16 years (serving as our CEO since early 2014) – our Compensation Committee and Board of Directors seek our shareholders' approval that, in the event our CEO's employment continues for a number of additional years, the severance payment may, together with the rest of his separation package (which includes a 12 months' notice period), exceed our Policy's cap and therefore deviate from our Policy; provided that the severance payments portion thereof, will not exceed 24 monthly salaries at such time.

As the suggested arrangement already exists between the Company and Mr. Eilam under his existing employment agreement and as the possible deviation from the Compensation Policy would be caused only due to a technical difference between the Israeli laws and practices and the US practices, and then only to the extent that Mr. Eilam provides an extensive term of service to the Company both as an employee and as CEO (as stated above, Mr. Eilam has already been serving the Company for 16 years), our Compensation Committee and Board of Directors believe that such arrangement is fair and appropriate, despite being a potential deviation from the terms of the Compensation Policy, and taking into consideration Mr. Eilam's many years of contribution and commitment to the Company, rising through the ranks from an employee all the way to CEO, and being a model for raising homegrown talent in the Company.

For additional information with respect to Mr. Eilam's compensation terms, see Item 3 of the Company's Proxy Statement for the 2014 annual shareholders meeting, filed with the SEC on April 14, 2014 and Item 7 of the Company's Proxy Statement for the 2015 annual shareholders meeting, filed with the SEC on June 1, 2015.

2015 CEO Equity Grant

Following the approval by our Compensation Committee, our Board of Directors approved and resolved to recommend to our shareholders to approve an annual grant of equity based compensation for the year 2016 to our CEO of 60,000 RSUs, 40% of which are subject to performance based vesting criteria ("PRSUs") as detailed below. The suggested grant structure is consistent with the Company's new equity grant strategy that applies to all of to its executive officers. The Board of Directors approved the proposed grant of RSUs on February 10, 2015 (the "Board Resolution Date"). If approved by the shareholders, Mr. Eilam's grant will be effective as of the date of its approval by the shareholders, while the vesting of the RSUs will begin as of the Board Resolution Date. All of the RSUs' terms not specifically set herein, shall be in accordance with the 2016 Plan.

Accordingly, 36,000 RSUs shall vest in four equal annual installments beginning upon the first anniversary of the Board Resolution Date, and then on each of the three subsequent anniversaries thereafter; and the 24,000 PRSUs shall be subject, in addition to their time based vesting element, to performance based vesting criteria, which is generally based on the improvement of the Company's operating income per share and revenues in accordance with a formula set by the Board of Directors. The “double trigger” mechanism previously approved by the shareholders shall also apply to Mr. Eilam’s current equity grant.

Our Compensation Committee and Board of Directors believe the above equity grant to our CEO is in line with the best interests of the Company and its shareholders, providing long-term incentives aimed at ensuring the growth and success of the Company and consistent with the terms of the Compensation Policy.

Relocation Cash and Equity Award

Following the approval by our Compensation Committee, our Board of Directors approved and resolved to recommend to our shareholders to approve, in connection with Mr. Eilam's relocation to the US, (in addition to reimbursement of certain out-of-pocket expenses), a special one-time grant of 5,000 RSUs and a special one-time cash award in an amount of $30,000 (the cash award will be net of any applicable taxes). This one-time special relocation award to our CEO is intended primarily to compensate and reimburse Mr. Eilam for expenses and financial exposures Mr. Eilam is likely to incur relating to and resulting from the relocation of Mr. Eilam and his family back to the US at the request of the Board of Directors.

The RSUs will vest in four equal annual installments, beginning upon the first anniversary of the Board's approval of such grant, and then upon each of the three subsequent anniversaries thereafter. The vesting of the first installment of the RSUs (25%) shall be subject, in addition to their time based vesting element, to a determined performance criteria, which is based on certain profitability improvement goals.

General: In making their recommendation regarding our CEO's terms of employment, including the amendment thereof, the equity grant and the relocation award, our Compensation Committee and the Board of Directors considered, among other factors, all required factors under our Compensation Policy as well as internal fairness and market trends, including, among others, the need to link our CEO’s compensation and performance targets with our business strategy, the responsibilities and duties to be performed by our CEO, the compensation of chief executive officers of peer-group companies in accordance with the benchmark that is based on a survey conducted in 2014 by Radford, targeting peer companies in our industry on a global basis, and by using publicly available information on certain other peer-group companies, taking into consideration the location of our CEO and the local market for top executives, their view of our CEO’s expected contributions to the future growth and profitability of the Company, and our CEO’s experience, education and past compensation.

In addition, the Compensation Committee and the Board of Directors took into consideration the fact that during his tenure as CEO, Mr. Eilam has presented strong leadership, accomplished tremendous achievements, including significantly improving the Company’s operating results, and successfully leading the execution of four M&A deals in order to execute on the Company's strategic plans. Therefore, our Compensation Committee and Board of Directors believe that it is highly important for the Company to provide a competitive compensation package to Mr. Eilam, that is challenging but also rewarding, and strongly linked to the Company's achievements.

The proposed terms of our CEO’s compensation are within the authority granted under the terms of the Compensation Policy (subject to our discussion above regarding the separation payments) and are recommended by our Compensation Committee and Board of Directors after due consideration of all terms and conditions, including applicable laws and guidelines.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that Mr. Barak Eilam's terms of compensation, as described above in this Item 5 of the Proxy Statement and upon the terms detailed therein, be, and they hereby are, approved."

Required Vote

Under the Israeli Companies Law, approval of CEO compensation requires the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter; provided that the shares voted in favor of such matter include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, and subject to the conditions of any applicable legislation, or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate, prior to the voting at the Meeting, whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted. For a discussion of personal interests and voting procedures with respect thereto, please see Item 2 above, under the caption “Required Vote”.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s Audit Committee and Board of Directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the Board of Directors of the Company be authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 7

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2015 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on March 23, 2016. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Yechiam Cohen
Corporate Secretary

Date: March 23, 2016